SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 12b-25

                                                Commission File Number 000-18711
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                           NOTIFICATION OF LATE FILING

(Check one)  [X] Form 10-K and Form 10-KSB     [_] Form 11-K     [_] Form 20-F
             [_] Form 10-Q and Form 10-QSB     [_] Form N-SAR

For period ended  June 30, 2002
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[_]  Transition Report on Form 10-K and Form 10-KSB
[_]  Transition Report on Form 20-F
[_]  Transition Report on Form 11-K
[_]  Transition Report on Form 10-Q and 10-QSB
[_]  Transition Report on Form N-SAR

For the transition period ended
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  Actrade Financial Technologies Ltd.
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Former name if applicable
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Address of principal executive office(STREET AND NUMBER) 7 Penn Plaza, Suite 422
                                                         -----------------------

City, state and zip code  New York, NY 10001
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th
  [_]             calendar day following the prescribed due date;
                  or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         As previously disclosed, the Board of Directors of Actrade Financial Technologies Ltd. (the "Company") has directed the Audit Committee of the Board of Directors of the Company (the "Audit Committee") to conduct an evaluation of, and make a recommendation to the Board of Directors with respect to, anonymous allegations relating to possible irregularities and other alleged improprieties in the operations conducted by the Company and its subsidiaries. The Audit Committee's work is ongoing.

         Further, Deloitte & Touche LLP, the Company's independent auditors, has notified the Company that it has suspended its audit of the Company's financial statements for the fiscal year ended June 30, 2002. The Company has been unable to complete the disclosure required to be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2002 (the "Form 10-K") and is currently unable to file the Form 10-K. At this time, it is not possible to provide any further guidance as to when the Form 10-K will be filed.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Joseph P. D'Alessandris                        (732) 868-3100
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               (Name)                             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [_] No

         While it is anticipated that the results of operations for the fiscal year ended June 30, 2002 are likely to be substantially worse than the results of operations that were reported for the fiscal year ended June 30, 2001, it is not possible at the present time for the Company to determine the extent of such change.

                       Actrade Financial Technologies Ltd.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  October 1, 2002                  By /s/ Joseph P. D'Alessandris
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                                          Joseph P. D'Alessandris
                                          Chief Financial Officer


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).